222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO — NEW YORK — WASHINGTON, DC — LONDON — SAN FRANCISCO
DEBORAH BIELICKE EADES SHAREHOLDER +1 (312) 609-7661 deades@vedderprice.com

August 6, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim O’Connor Christina DiAngelo Fettig

Re:	Nuveen Investment Trust II (the “Registrant”);
File No. 333-189780

To The Commission

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to the undersigned on July 29, 2013 and July 31, 2013 with respect to the Registrant’s Registration Statement filed on July 2, 2013, relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen Mid Cap Select Fund (“Target Fund”) into Nuveen Symphony Mid-Cap Core Fund (“Acquiring Fund”). The Acquiring Fund and Target Fund are referred to herein each as a “Fund” and together as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: Registrant believes that the Acquiring Fund will be the accounting survivor. Registrant notes that, notwithstanding the larger size of the Target Fund, the Target Fund has experienced net redemptions since it became part of the Nuveen Funds in January 2011. In addition, all other factors support the Acquiring Fund as the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

Securities and Exchange Commission

August 6, 2013

(2)	Comment: In the Q&A section, please add disclosure regarding the potential for higher expenses following expiration of the expense limitation in effect through September 30, 2014.

Response: Registrant has made the requested change.

(3)	Comment: In the Q&A section, with respect to the costs of the reorganization, please disclose the adviser’s obligation to bear expenses in excess of projected costs savings of the reorganization.

Response: Registrant has made the requested change.

(4)	Comment: (Proxy/Pro, p. 2) Please explain the reference to a “per share” expense cap.

Response: Registrant has deleted the referenced language.

(5)	Comment: (Proxy/Pro, p. 3, p. 6, and p. 18) Under material tax consequences, please disclose the following in light of the expected level of portfolio turnover: (i) estimated amount of turnover expressed as a percentage; (ii) estimated capital gains (expressed as a dollar amount and a per share amount); and (iii) estimated brokerage costs. Consider revising the disclosure to state the a substantial amount of assets will be sold (emphasis added).

Response: Except as set forth in the following sentence, Registrant has added the requested disclosure. With respect to estimated per share capital gains, Registrant notes that the Proxy/Prospectus states that portfolio sales are not expected to result in capital gains due to capital loss carryforwards of the Target Fund. Accordingly, Registrant believes it would be confusing to disclose per share impact.

(6)	Comment: (Proxy/Pro, p. 8) In the fee and expense table, please (i) confirm why Other Expenses have been restated; (ii) consider clarifying that footnote 2 applies only to Other Expenses of the Target Fund and Acquiring Fund, not the Combined Fund Pro Forma; and (iii) add disclosure regarding the dollar amount of Reorganization expenses to footnote 1.

Response: For the information of the staff, for both Funds, other expenses have been restated to reflect new transfer agency fees. In addition, Registrant has made the requested changes to footnotes 1 and 2.

Securities and Exchange Commission

August 6, 2013

(7)	Comment: (Proxy/Pro, p. 8 and p. 15) In footnote 5 to the fee and expense table and text on p. 15, clarify whether Acquired Fund Fees and Expenses (“AFFE”) are excluded from the expense cap in effect through September 30, 2014.

Response: The disclosure has been revised to clarify that the AFFE is not included.

(8)	Comment: Please confirm there is no present intention to terminate or modify the expense caps that will be in effect for one year following the reorganization.

Response: Registrant confirms that there is no present intention to modify or terminate the expense caps reflected in the fee table.

(9)	Comment: (Proxy/Pro, p. 12) Please explain/clarify the statement that the performance of the Lipper Peer Group Average does not reflect “certain expenses.”

Response: Registrant has revised the disclosure to clarify that the performance of the Lipper Peer Group Average does not reflect sales loads.

(10)	Comment: Please reconcile the management fee shown at p. 15 with the management fees and waiver amount shown in the fee and expense table.

Response: The management fee for the Target Fund shown at p. 15 reflects actual amounts for the fiscal year ended October 31, 2012. The fee table reflects certain restated fees, which has an impact on the waiver amount.

(11)	Comment: (Proxy/Pro, p. 13) Please add assets under management for each adviser and subadviser and ensure that the experience of each portfolio manager reflects five years’ experience.

Response: Registrant has made the requested changes.

(12)	Comment: (Proxy/Pro, p. 17) Under the caption “Tax Information,” please disclose that tax deferred accounts are taxed upon withdrawal.

Response: Registrant has made the requested changes.

(13)	Comment: (SAI, p. A-2) Please add estimated brokerage costs to Note 4.

Securities and Exchange Commission

August 6, 2013

Response: Registrant has added the requested disclosure.

(14)	Comment: Please discuss whether or not the Board considered a Reorganization with a Fund outside of the Nuveen Funds complex.

Response: The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganization was presented to the Board to address an overlap in open-end funds being offered by the fund complex. Accordingly, there is little reason for the fund complex to continue offering both Funds, and therefore the proposal was to consolidate the Funds to the benefit of shareholders.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7661.

Very truly yours, /s/ Deborah Bielicke Eades

DBE

Appendix A

NUVEEN SYMPHONY MID-CAP CORE FUND–SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Symphony Mid-Cap Core Fund (the “Acquiring Fund”) and Nuveen Mid Cap Select Fund (the “Target Fund” and together with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors has been the Adviser of the Acquiring Fund since 2006 and the Target Fund since January 2011. The Funds are managed by different subadvisers and different portfolio managers. Symphony Asset Management, LLC has been the subadviser for the Acquiring Fund since 2006, and Nuveen Asset Management, LLC has been the subadviser for the Target Fund since January 2011. The subadviser and portfolio managers of the Acquiring Fund will continue to manage the combined fund’s investment portfolio in the same general manner in which they are currently managing the Acquiring Fund. Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.

Expense Structures and Expense Ratios	The class and expense structures of each Fund are similar, except that the Target Fund does not offer Class R3 shares. The class and expense structure of the combined fund will be the same as that of the Acquiring Fund.

Investment Objective, Policies and Restrictions	Although both Funds have similar investment objectives, policies and restrictions, there are some differences. To the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund and the subadviser to the Acquiring Fund and its portfolio management team will continue to manage the combined fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time. As discussed in the proxy statement/prospectus, substantial sales of portfolio securities of the Target Fund are expected in connection with the Reorganization.

[1]	See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (“NAST”) (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

Asset Size	As of January 31, 2013, the Acquiring Fund had approximately $5 million in assets and the Target Fund had approximately $26 million in assets. However, the Target Fund has experienced net redemptions since its integration into the Nuveen Funds complex in January 2011.

In terms of the structure of the transaction, the Target Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Target Fund will liquidate and terminate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. A majority of the five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.

Appendix A–Page 2